Exhibit 21.1

Subsidiaries of the Registrant

The following are subsidiaries of Press Ganey Holdings, Inc. as of December 31, 2015.

Press Ganey Associates, Inc. (Indiana)

PatientImpact LLC (Illinois)

Data Advantage LLC (Texas)

Center for Performance Services, Inc. (Maryland)

Morehead Associates, Inc. (North Carolina)

On The Spot Systems, Inc. (Delaware)

Dynamic Clinical Systems, Inc. (Delaware)

Healthcare Performance Improvement, LLC (Virginia)